UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __ No **X**

Tele Norte Leste Participações S/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: January 10, 2002

By _____

Name: Marcos Grodetsky
Title: Director of Investor Relations

Tele Norte Leste Participações S/A

CONSOLIDATED FORM
Management and Related Persons' Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In December 2002, no trading with securities and derivatives were made along the month, in compliance with Article 11 - CVM Instruction # 358/2002, been the position of securities and derivatives as follows:

Company Name: Tele Norte Leste Participações S/A				
Group and Related Persons	**(X)** **Board of Directors**	**( )** **Management**	**( )** **Audit Committee**	**( )** **Technical and Consulting Committees**
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002), without trading along the month				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	24,984	0.00%	0.00%
Shares	Preferred	60,942	0.00%	0.00%

Company Name: Tele Norte Leste Participações S/A				
Group and Related Persons	**( )** **Board of Directors**	**(X)** **Management**	**( )** **Audit Committee**	**( )** **Technical and Consulting Committees**
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002), without trading along the month				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	1	0.00%	0.00%
Shares	Preferred	11,300,000	0.00%	0.00%

Company Name: Tele Norte Leste Participações S/A				
Group and Related Persons	**( )** **Board of Directors**	**( )** **Management**	**(X)** **Audit Committee**	**( )** **Technical and Consulting Committees**
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002), without trading along the month				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	6,974	0.00%	0.00%

Holding Company Name: Telemar Participações S/A				
Group and Related Persons	**(X)** **Board of Directors**	**( )** **Management**	**( )** **Audit Committee**	**( )** **Technical and Consulting Committees**
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002), without trading along the month				
Securities/		Quantity	%	

Tele Norte Leste Participações S/A

Derivatives	Securities Characteristics (2)		Same Class and Type	Total
Shares	Common	8	0.00%	0.00%

Controlled Company Name: Telemar Norte Leste S/A

Group and Related Persons	(X) **Board of Directors**	( ) **Management**	( ) **Audit Committee**	( ) **Technical and Consulting Committees**
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002), without trading along the month				

Securities/ Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	6,417	0.00%	0.00%
Shares	Preferred	17,742	0.00%	0.00%

Controlled Company Name: Telemar Norte Leste S/A

Group and Related Persons	( ) **Board of Directors**	(X) **Management**	( ) **Audit Committee**	( ) **Technical and Consulting Committees**
Initial balance (November 30, 2002) equals to Final balance (December 31, 2002), without trading along the month				

Securities/ Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	2,358	0.00%	0.00%
Shares	Preferred	2,359	0.00%	0.00%

(1) When filing in the form, delete the lines that do not have any information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.